Exhibit 99.1

Hello Everyone,

My name is James from the Marketing Team here at Masterworks.

We are pleased to present xUxnxtxixtxlxexdx xby the renowned artist, Lynne Mapp Drexler.

Drexler was an Abstract Expressionist painter best known for her unique, swatch-like brushstrokes and allusions to natural landscapes.

This is our earliest example of Drexler’s work to be offered yet. The work is a horizontal, abstract composition with short, rectangular brush strokes in rich shades of fuchsia, crimson, navy, green, and orange. The warm, saturated palette evokes a flowering bush, garden, or meadow.

So why do we like this painting? Three reasons:

One: The artist has an attractive record price appreciation of 60.9% from April 2002 to June 2023.

Two: Artworks similar to the offering by Drexler have experienced an annual appreciation rate of 152.5% at auction from August 2017 to November 2023.

Three: The artwork is from a highly desirable time period. Auction records for works similar in scale, style, and period are led by Flowering Judas 2, which recently sold for $1.38M at Christie’s New York in November of 2023.

Thank you for joining us, and we look forward to introducing you to this breathtaking piece of work by Lynne Mapp Drexler.